UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 14F-1
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INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

INFRARED SYSTEMS INTERNATIONAL
(Exact name of registrant as specified in its corporate charter)

NEVADA	0-17953	38-3767357
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

15 N. Longspur Drive
The Woodlands, TX 77380
(Address of principal executive offices)

(310) 213-2143
(Issuer’s Telephone Number)

INFRARED SYSTEMS INTERNATIONAL
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

March 30, 2010

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about March 31, 2010 to holders of record on March 23, 2009 of shares of common stock, par value $0.00l per share (“Common Stock”), of Infrared Systems International, a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with a change in a majority of the Board of Directors of the Company (the “Board”) pursuant to the terms of the sale of shares of the Company’s common stock described below. The appointment will become effective upon the closing of the transactions described below, but not sooner than April 11, 2010, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the sale (the “Sale”) of 11,557,217 shares or authorized and unissued shares of common stock of the Company, representing 89.9% of the total outstanding shares of the Company’s common stock immediately after the sale, for a purchase price of $200,000, consisting of $30,000 cash and a promissory note for $170,000, to Take Flight Equities, Inc., a Washington corporation (“TFI”) wholly owned by William M. Wright III, resulting in a change of control of the Company.

As of March 23, 2010, the Company had 1,167,279 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of certain transactions that will be consummated at a closing on or after April 11, 2010 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions.

THE SALE

On March 24, 2010, a Share Purchase Agreement (the “Share Purchase Agreement”) was entered into by the Company, TFE, William M. Wright III, Propalms, Inc. a Nevada corporation (“Propalms”), and Gary E. Ball, pursuant to which the Company agreed to sell 11,557,217 shares of authorized and previously unissued shares of Common Stock (the “Shares”) to TFE for a purchase price of $200,000, consisting of $30,000 cash and a promissory note for $170,000.  TFE has advised the Company that the source of the initial payment is general corporate funds, and that the source of the future payments is expected to be general corporate funds.

Prior to the closing of the Sale, the Company will transfer all of its current assets and liabilities, including the purchase price for the Shares, to a wholly-owned subsidiary of the Company that will be managed by Gary Ball, the current CEO of the Company.  Within 15 months after the closing, either the stock of the subsidiary or the net proceeds from the sale of the subsidiary’s assets will be distributed to the stockholders of record of the Company on March 23 2010.  Until such distribution, the subsidiary will be solely managed by Gary Ball pursuant to a Management and Distribution Agreement.

The Share Purchase Agreement provides that the Shares and the stock of the subsidiary will be placed in escrow at the closing.  As payments are made on the note for the purchase price, a portion of the Shares will be released from escrow.  In the event of a default that is not timely cured, the unpaid portion of the note, the Shares relating thereto, and the stock of the subsidiary will be transferred to Gary Ball, who will assume the obligation to pay the note and will remain responsible for the subsidiary distribution.  In such an event, control of the Company may change to Mr. Ball, depending on the number of shares of Company Common Stock then outstanding.

Propalms has agreed to pay one half of the then-outstanding note in the event that TFE fails to make a payment on the note when due or within the grace period specified in the note, as provided in a Guaranty Agreement to be executed by Propalms at the closing.

As a result of the Sale, TFE will become the majority owner of the outstanding shares of the Company.

At the closing for the Sale, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing directors and executive officers will resign, and Wright and Tracy D. Bushnell will be appointed as directors of the Company.  The new Board of Directors will appoint new officers of the Company.  TFE anticipates that Wright will be appointed Chairman, President and CEO of the Company at that time.

 VOTING SECURITIES

As of the date of this Information Statement, there were 1,167,279 shares of the Company’s Common Stock outstanding.  Immediately after the completion of the Sale, there will be 12,724,496 shares of the Company’s Common Stock outstanding. The Company currently has no preferred stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Ownership

The following table sets forth certain information regarding beneficial ownership of Common Stock as of March 23, 2010 (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group.Each person has sole voting and investment power with respect to the shares shown, except as noted.

Name of Beneficial Owner (1)	Amount of Beneficial Ownership	Percentage of Class

Gary E. Ball	140,951 (2)	12.1% (2)
Wendy S. Ball	211,864 (3)(4)	18.1% (4)
Gary L. Bane	19,653	1.7%
James Watson	1,532	0.1%
All directors and executive officers as a group (4 persons)	373,990(3)	32.0%

(1) The business address for such persons is c/o Infrared Systems International, 15 N. Longspur Drive, The Woodlands, TX 77380.
(2) Does not include 211,864 shares owned by Wendy S. Ball, the spouse of Gary E. Ball, as to which Gary E. Ball disclaims any beneficial ownership.
(3) Includes 70,903 shares held in the IRA of Wendy S. Ball.
(4) Does not include 140,951 shares owned by Gary E. Ball, the spouse of Wendy S. Ball, as to which Wendy S. Ball disclaims any beneficial ownership.

Ownership After Sale

The following table sets forth certain information regarding beneficial ownership of Common Stock immediately after the effectiveness of the Sale (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group.Each person has sole voting and investment power with respect to the shares shown, except as noted.

Name of Proposed Beneficial Owner (1)	Amount of Beneficial Ownership	Percentage of Class

Take Flight Equities, Inc.	11,557,217	89.9%
William M. Wright III	11,557,217 (2)	89.9% (2)
Tracy D. Bushnell	0	0%
All directors and executive officers as a group (2 persons)	11,557,217	89.9%

(1)The business address for such persons is 4550 NW Newberry Hill Road, Suite 202, Silverdale, WA 98383.
(2) Represents beneficial ownership of the shares to be owned by Take Flight Equities, Inc. by virtue of Mr. Wright’s ownership of 100% of the outstanding stock of Take Flight Equities, Inc.

DIRECTORS AND OFFICERS

Current Directors And Officers

The following table sets forth the names, positions and ages of our current executive officers and directors.

Name	Age	Position with the Company	Director Since
Gary E. Ball	72	Chairman, Chief Executive Officer, Chief Financial Officer	2006
Gary L. Bane	71	Director	2006
James Watson	62	Director	2006
Wendy S. Ball	64	Secretary and Director	2009

Gary E. Ball has been the Company’s Chief Executive Officer, President, Secretary-Treasurer, and a director since its formation in April 2006. For more than fifteen years until the closing of the merger in July 2007, Mr. Ball was CEO, President and a director of the Company’s predecessor, Advance Technologies, Inc.  Prior thereto, Mr. Ball specialized in product design, development, and management for North American Aviation; was a Technical Manager for the Pave Tack program for Ford Aerospace; was Program Manager for Northrop Electro-Mechanical in charge of business development on several classified Department of Defense programs; was Program Manager for Hughes Aircraft, where he developed their infrared enhanced vision system; and was a member of the NATO NIAG study group on aircraft integration. Mr. Ball has authored several articles for trade publications, and during the last nine years he has provided consulting services to several U.S. and foreign corporations in the field of infrared technology. Mr. Ball attended California State University at Long Beach, where he graduated with a BSEE and MSEE, and later took additional graduate studies at the University of Southern California.  In September 2009, Mr. Ball was replaced as Secretary.

Gary L. Bane has been a director of the Company since its formation in April 2006. Mr. Bane has been employed as an independent consultant for the last five years.

James R. Watson has been a director of the Company since its formation in April 2006.  Mr. Watson is a sales, marketing and general management executive with over twenty-five years of experience in managing a wider range of marketing, sales and operations functions designed to create or expand domestic and international sales opportunities.  Since 2001, he has been the Vice President of Operations for California Manufacturing Technology Consulting in Gardena, California, where he is responsible for marketing, sales, consulting services, and the development of delivery tools and services.  Prior thereto, his duties have included establishing aerospace and defense and distribution industry teams.  Mr. Watson also has served as a Vice President of Sales and General Manager, Europe, for Anchor Audio, Inc. in Los Angeles, California, where he was responsible for domestic sales planning, field sales, and government and OEM sales, and Vice President – Passenger & Cargo Sales for Western Airlines, where he was responsible for managing over 1,100 people in sales programs, field sales, reservations and advertising, with a budget in excess of $150 million.

Wendy S. Ball was a director of the Company’s earliest predecessor, SeaCrest Industries Inc., from 1995 until its merger with Advance Technologies Inc. in 2001. In September 2009, Ms. Ball was elected by the Board to fill a vacancy created by increasing the size of the Board from three to four and was elected Secretary of the Company.  Ms. Ball was employed by Christian Lacroix as US National Sales Manager until February 2006.  Since then she has worked as a part time Fashion Consultant for Brad Hughes & Associates as well as a "personal shopper" for individual clients.   Ms. Ball is the wife of Gary Ball.

Each director serves until his or her successor is elected. There are no arrangements or understandings between any director and any other person pursuant to which he or she was selected as a director or nominee.

Each officer serves until he or she is replaced by the Board of Directors.  There are no arrangements or understandings between any officer of the Company and any other person pursuant to which he or she was selected as an officer.

Director Independence

Messrs. Bane and Watson each is an “independent director” as such term is defined in Section 4200(a) (15) of the NASDAQ Marketplace Rules.

Meetings of Directors

The Company’s Board of Directors held three formal meetings during the most recently completed fiscal year.   James Watson was unable to attend one of the three meetings.  In addition, several proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of Nevada and our bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Committees of the Board of Directors

Currently, we do not have any committees of the Board of Directors. Our Board of Directors has determined that none of our directors is an audit committee financial expert.

Family Relationships

Gary E. Ball and Wendy S. Ball are husband and wife.

Related Party Transactions

We utilize office space and storage provided by Gary E. Ball, for which we pay Mr. Ball $900 per month.  We also pay for a leased car for Mr. Ball, $464.84 per month to Ford Credit.  Both payments are made pursuant to authorization by the Board of Directors.

The Taiwanese corporation for whom we currently are conducting services also has engaged Mr. Ball to provide personal assistance to it.  Mr. Ball’s fees for the assistance will be determined when the effort is complete.   Until the final resolution of the R&D assistance, Mr. Ball’s fees will be deducted from the UIS payment of $112,000 allocated to purchase detectors.  The debit of funds for compensating Mr. Ball will have the effect of reducing the number of detectors purchased.   For FY 2008 & 2009 a total of $45,421.87 has been billed to the UIS account.  The cost to complete is estimated to be approximately $23,800.

We pay Mr. Ball a management fee for his services on behalf of the Company, as described under “Compensation of Directors and Officers.”

Pursuant to the Share Purchase Agreement and the related Management and Distribution Agreement to be executed at the closing for the Sale, Mr. Ball will be solely responsible for the management of the Company’s subsidiary, and in the event of a nonpayment of the note or an event of default under the note, the unpaid portion of the note, the Shares then held in escrow, and the stock of the subsidiary will be transferred to Mr. Ball, who will assume responsibility for the payment of the note and a subsidiary distribution.

At the present time, the Company does not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person.

New Directors

The following table sets forth the names, expected positions and ages of the proposed new directors of the Company after the Closing of the Sale.

Name	Age	Expected Position with the Company
William M. Wright III	44	Chairman, Chief Executive Officer, and President
Tracy D. Bushnell	44	Director

William M. Wright III has been the President and CEO of Focus Systems, Inc., a Washington corporation, since its formation in 2008.  Focus Systems, Inc. provides Desktop Virtualization which can perform all of the networking functions that can be utilized on standard in-house networks at a fraction of costs, and also Voice over Internet Protocol phone service to its customer base.  Mr. Wright also is the President and sole shareholder of TFE, From July 2006 to July 2007, Mr. Wright was the Chief Operating Officer and a Director of Gottaplay Interactive, Inc., a Nevada corporation involved in the internet connectivity business and the video game subscription and rental business. Mr. Wright has over 20 years of experience and knowledge in financial management and business operations. His experience includes the start up of DONOBi, Inc., an internet Service Provider that specialized in the acquisition and rollup of numerous rural service providers, and the eventual taking of the company public in 2004. Mr. Wright served as both Chief Executive Officer and Chairman of the Board during his six year tenure with DONOBi, leading to the merger with Gottaplay in 2006. Prior to his work in the technology field, Mr. Wright was a Real Estate Broker in both California and Washington, and including the position of President and minority owner of a local property management company. Mr. Wright received his Bachelors of Science in Business Administration with an emphasis in Financial Services from San Diego State University.

Tracy D. Bushnell has been President and Chief Executive Officer of the Bushnell Group, which provides construction related services and consulting services, for the past nine years.

Each director serves until his or her successor is elected. There are no arrangements or understandings between any prospective director and any other person pursuant to which he or she was selected as a prospective director.

Each prospective officer will serve until he or she is replaced by the Board of Directors.  There are no arrangements or understandings between any officer of the Company and any other person pursuant to which he or she was selected as a prospective officer.

Director Independence

TFE has advised the Company that Tracy D. Bushnell will be an “independent director” as such term is defined in Section 4200(a) (15) of the NASDAQ Marketplace Rules.

Committees of the Board of Directors

TFE has advised the Company that no separate audit, compensation or other committees of the Board of Directors currently is contemplated after the closing.

Family Relationships

There is no family relationship between Mr. Wright and Mr. Bushnell.

Related Party Transactions

None of the prospective directors has engaged in any transactions with the Company, nor has the Company engaged in any transactions in which any of such individuals has or will have a direct or indirect material interest, other than the interest of Mr. Wright in the Purchase Agreement and the transactions contemplated thereby as described in “The Sale.”
COMPENSATION OF DIRECTORS AND OFFICERS

Current Directors And Officers

General

At the present time, we do not pay any compensation to our directors or officers, other than a management fee paid to our President and Chief Financial Officer, Gary E. Ball, equal to 15% of certain incurred costs of the Company. Mr. Ball is also a director, and participated in the deliberations of the Board in determining his executive officer compensation. There is no separate compensation committee of the Board. At the present time, No pension benefits are provided to officer or director of the Company.

Summary Compensation Table

The following table sets forth compensation information for services rendered to us by certain executive officers in all capacities, other than as directors, during the last two fiscal years.  No executive officer’s salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.
Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total

Gary E. Ball Chief Executive Officer	2009	0	0	0	0	0	$25,911(1)(2)	$20,413(2)
	2008	0	0	0	0	0	$ 930(1)(2)	$ 930(2)

Footnotes on following page

(1)  Consists of (i) a management fee the Company paid to Mr. Ball in 2009 equal to 15% of certain incurred costs of the Company, which totaled $20,413, and (ii) a leased car provided to Mr. Ball since August 2008, which costs $464.84 per month.
(2)  Does not include rent paid to Mr. Ball for space provided to him for the Company’s use.  Such rent was $400 per month during fiscal years 2008 and became $900 per month in fiscal 2009 due to increased space being utilized by the Company. See “Certain Relationships and Related Transactions.”

Compensation Discussion and Analysis

As indicated in the Summary Compensation Table, the only compensation paid to an officer is the management fee payable to Gary E. Ball, our President and Treasurer, which commenced in fiscal 2009.  Such fee is equal to 15% of certain third party fees incurred by the Company, and is intended to provide at least minimal compensation to Mr. Ball for his substantial time and effort overseeing the work performed by third parties on behalf of the Company, especially considering the fact that Mr. Ball receives no other compensation from the Company for his services as an officer and sole employee of the Company.  The total management fee paid to Mr. Ball in fiscal 2009 was $20,413.

Employment Agreements

We do not have a written employment agreement with Gary E. Ball or Wendy S. Ball, our sole executive officers.

Equity Incentive Plan

No stock options or similar instruments have been granted to any of our officers or directors.

Lack of Compensation Committee

We do not have a separate compensation committee due to the fact that there is currently only one employee of the Company and since no compensation currently is paid to directors of the Company.  The entire Board of Directors participates in the consideration of executive officer and director compensation.

Prospective Directors And Officers

The individuals who are to become directors and/or executive officers of the Company at the Closing will receive no compensation from the Company prior to the Closing, and have not received any compensation from TFE during the past three years.  TFE has advised the Company that no compensation for directors of the Company is contemplated at this time. TFE also has advised the Company that Mr. Wright is expected to receive a salary of $60,000 per year for serving as President and CEO of the Company after the Closing, plus any bonus determined by the Board of Directors, and that the Company will provide medical, dental and vision insurance for Mr. Wright.

INDEMNIFICATION AND LIMITATION ON LIABILITY OF DIRECTORS

Our Articles of Incorporation eliminate the liability of our directors for monetary damages to the fullest extent permissible under Nevada law.  Under the Nevada Revised Statutes, director immunity from liability to a company or its stockholders for monetary liabilities applies automatically unless it is specifically limited by a company’s Articles of Incorporation. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested in us under Nevada law or (d) is required to be made pursuant to the bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CODE OF ETHICS

The Company does not have a written code of ethics applicable to its executive officers.  The Board of Directors has not adopted a written code of ethics since the Company has only two officers who are both directors of the Company and due to the small size and limited funds of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or proposed director of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Each of Gary E. Ball, Gary L. Bane, Wendy S. Ball, and James Watson failed to file his or her report on Form 3 on a timely basis during the fiscal year ended September 30, 2009.  Each such report on Form 3 was filed subsequently.  There are no other known failures to file reports required by Section 16(a) of the Exchange Act.

SECURITY HOLDER COMUNICATIONS WITH THE BOARD OF DIRECTORS

We do not have any separate process for communicating with the Board of Directors.  The current Board of Directors believes it has been appropriate not to have such a process in light of the limited activities and resources of the Company and the lack of communications from security holders in the past.  Communications to the Board of Directors may be directed to the Company at the address as set forth in this Information Statement, or as provided in future filings of the Company after the closing of the Sale.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov .

By Order of the Board of Directors

/s/ Gary E. Ball
Gary E. Ball
Chairman and CEO
March 30, 2010